4-30-02

02033189

Securities and Exchange Commission
Washington, D.C. 20549

RECD S.E.C.
MAY 6 2002
070

FORM 6-K

Report of Foreign Issuer
Pursuant To Rule 13a-16 Or 15d-16
Of The
Securities Exchange Act of 1934

For the month of April 2002

Commission File Number 1-11854

NATUZZI INDUSTRIES S.p.A.

(Translation of Registrant's name into English)

PROCESSED
MAY 15 2002
THOMSON
FINANCIAL

Via Iazzitiello 47
70029 Santeramo, Italy
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F x Form 40-F __

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes _ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-__.)

NATUZZI

FOR IMMEDIATE RELEASE

INDUSTRIE NATUZZI'S SHAREHOLDERS APPROVE YEAR 2001 FINANCIAL STATEMENTS AND THE DISTRIBUTION OF AN ANNUAL DIVIDEND OF € 0.2872 PER ORDINARY SHARE

SHAREHOLDERS ALSO APPROVE CHANGE OF CORPORATE NAME TO "NATUZZI S.P.A."

Santeramo in Colle, Bari, Italy - April 30, 2002 - Industrie Natuzzi S.p.A. (NYSE: NTZ), today announced that the Company's financial statements for the year ended December 31, 2001, were approved by shareholders at the Annual Shareholders' Meeting held on April 30, 2002. As previously announced on March 7, 2002, Natuzzi reported net consolidated sales of € 786.1 million for 2001, an increase of 14.2% over the prior year, and net consolidated profit of € 75.6 million, down 4.4% from the same period last year.

Natuzzi's shareholders also approved the distribution (excluding treasury stock) of an annual dividend for 2001 equal to the dividends paid in each of the two previous years: € 0.2872 per ordinary share (one ordinary share equals one ADS or American Depositary Share). The dividend will be distributed to shareholders registered as of the May 31, 2002, record date, and will be paid, beginning July 12, 2002, by The Bank of New York, the depositary bank of Natuzzi's ADSs.

At an Extraordinary Meeting, shareholders also approved the change of the Company's corporate name from "Industrie Natuzzi S.p.A." to "Natuzzi S.p.A."

ABOUT NATUZZI S.P.A.

Founded in 1959 by Pasquale Natuzzi, Natuzzi S.p.A. designs and manufactures a broad collection of leather upholstered residential furniture.

Italy's largest furniture manufacturer, Natuzzi is the global leader in the leather segment, exporting its innovative, high-quality sofas and armchairs to 123 markets on 5 continents. Cutting-edge design, superior Italian craftsmanship, and advanced, vertically-integrated manufacturing operations underpin the Company's market leadership.

Since 1990, Natuzzi has sold its furnishings in Italy through the popular Divani & Divani by Natuzzi chain of 115 stores, which it licenses to qualified furniture dealers. Outside Italy, the Company sells to various furniture retailers, as well as through 52 licensed Divani & Divani by Natuzzi and Natuzzi branded stores.

Natuzzi S.p.A. was listed on the New York Stock Exchange on May 13, 1993. The Company is ISO 9001 and 14001 certified.

FOR FURTHER DETAILS PLEASE CONTACT:

Investor Relations Dept.
Tel.: +39-080-8820-215
Fax: +39-080-8820-241

Corporate Press Office
Tel.: +39-080-8820-124
Fax: +39-080-8820-508

NATUZZI

E-mail: investor_relations@natuzzi.com E-mail: relazioni.esterne@natuzzi.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INDUSTRIE NATUZZI S.p.A.
(Registrant)

Date: May 6, 2002

By: ______________________
Giuseppe Desantis